
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

21 April 2003


03022290

Office of International Corpo[illegible]
Division of Corporation Finar[illegible]
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

MASNET No. 55 OF 21.04.2003
Announcement No. 55

SEMBCORP INDUSTRIES LTD

SEMBENVIRO ADDS COMPREHENSIVE CLEANSING BUSINESS TO ITS ENVIRONMENTAL SERVICES PORTFOLIO

Singapore, April 21, 2003 – SembCorp Environmental Management (SembEnviro), the environmental engineering unit of SembCorp Industries, has added a comprehensive cleansing business to its environmental services portfolio by acquiring the entire share capital of Cleantech Services, comprising 6 million ordinary shares of S$1.00 each, for a purchase consideration of S$15.0 million. Taking into consideration cash and government bonds totalling S$7.1 million held by Cleantech, the effective purchase consideration paid by SembEnviro is S$7.9 million.

The purchase consideration is computed using the discounted cashflow method based on projected future cashflows from operations. The unaudited net tangible assets of Cleantech as at March 31, 2003 was S$15.8 million.

Upon the acquisition, Cleantech will become a wholly-owned subsidiary of SembEnviro.

Incorporated in 1989, Cleantech is a leading cleansing company of the Singapore Housing and Development Board. It is primarily engaged in providing conservancy cleansing, commercial cleansing, waste management, horticultural and landscape maintenance services. The company is a leader in the conservancy cleansing market segment with its 20 per cent share while in the commercial cleansing business, the company has a 10 per cent market share. The two markets combined are estimated to be worth S$400 million a year.

Cleantech provides conservancy services to 1,300 HBD blocks. It also services Singapore Airlines, SATS Catering, Orchid Country Club, the Singapore Management University, Jurong Town Corporation, Hong Lim Complex, McDonalds and the Kopi Tiam chain of foodcourts, amongst others.

Cleantech's track record and expertise will both strengthen and complement SembEnviro's suite of integrated environmental management solutions.

The acquisition is funded internally and is not expected to have a significant financial impact on SembCorp Industries' earnings per share and net tangible assets per share for the current financial year.

None of the directors of SembEnviro and SembCorp Industries or the controlling shareholders of SembCorp Industries has any interest, direct or indirect, in the acquisition.

. . . . .

Media and Analyst Contact:

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations

Fax: +65 6822 3240
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/04/2003 to the SGX